UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 26, 2023

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp. filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), the Registration Statement of Atlas Corp. filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967), and the Registration Statement of Atlas Corp. filed with the SEC on March 25, 2022 on Form S-8 (Registration No. 333-263872).

Information Contained in this Form 6-K Report

Closing of Merger with Poseidon Acquisition Corp.

On March 28, 2023, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas Corp. (“Atlas” or the “Company”), Poseidon Acquisition Corp. (“Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company, Ocean Network Express Pte. Ltd., and certain of their respective affiliates, and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”).

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement:

•

Each common share of the Company (the “Common Shares”) issued and outstanding immediately prior to the Effective Time, other than Common Shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, Mr. Sokol and Bing Chen, President and CEO of the Company (together, the “Rollover Shares”), has been converted into the right to receive $15.50 per Common Share in cash (the “Merger Consideration”); and

•

In connection with the consummation of the Merger, the Company requested that the New York Stock Exchange (“NYSE”) suspend trading of the Common Shares on NYSE and remove the Company’s Common Shares from listing on NYSE. The Company also requested that NYSE file a notification of removal from listing of the Common Shares on Form 25 with the SEC, and the Company’s Common Shares will be delisted ten days following the filing of the Form 25. Shares of preferred stock of the Company issued and outstanding immediately prior to the Effective Time have not been affected by the Merger and remain outstanding and continue to trade on the NYSE.

•

Each restricted stock unit (an “RSU”) and each phantom share granted under the Company’s incentive plans, if vested as of the Effective Time, has converted into the right to receive the Merger Consideration, plus, with respect to such RSUs, the value of any dividend-equivalent right payments accrued but not yet paid as of the Effective Time. Each RSU that had not vested as of the Effective Time was converted into the right to receive, at the time at which such RSU would have been settled in Common Shares by its terms (as in effect immediately prior to the Effective Time), a cash payment in an amount equal to the Merger Consideration, plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time.

•

Each option granted under the Company’s incentive plans (an “Option”) that was outstanding as of the Effective Time has been automatically canceled and converted into (i) if vested, an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option, or (ii) if not vested, the right to receive, at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option.

•

Each unvested Common Share granted under the Company’s incentive plans (a “Restricted Share”), other than any Rollover Shares, has been canceled and converted into a right to receive, at the time at which such Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), the Merger Consideration, plus interest, plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Restricted Share as of the Effective Time.

On March 26, 2023, the Company, Poseidon and Merger Sub entered into a letter agreement (the “Letter Agreement”) with respect to certain terms of the Merger Agreement. Pursuant to the Letter Agreement:

•

Poseidon waived the requirement under the Merger Agreement that the Company obtain consent, clearance, authorization or approval or alternatively repay, redeem or otherwise retire the 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds”) of Seaspan Corporation, a wholly owned subsidiary of the Company (“Seaspan”).

•

Poseidon and Mr. Chen entered into an amendment to Mr. Chen’s Rollover Agreement, dated October 31, 2022, between Poseidon and Mr. Chen, pursuant to which the number of Common Shares that Mr. Chen is permitted to exclude from the Rollover Equity (as defined in such Rollover Agreement) increased from 750,000 to 1,500,000 Common Shares. Prior to the Effective Time, Mr. Chen notified Poseidon and the Company that he will exclude the entire 1,500,000 Common Shares from his Rollover Equity.

•

Each of (i) 1,491,316 Restricted Shares subject to a Stock Grant Agreement, dated June 27, 2022, between Mr. Chen, on the one hand, and the Company and Seaspan, on the other hand, and (ii) 4,000,000 Restricted Shares subject to a Stock Grant Agreement, dated March 28, 2022, between Mr. Sokol and the Company, were contributed at the Effective Time to Poseidon in exchange for the issuance of Poseidon common shares equal to the applicable number of Restricted Shares contributed by Messrs. Chen and Sokol, with such contribution of Restricted Shares constituting “Rollover Equity” under the Rollover Agreements, dated October 31, 2022, between Poseidon and each of Messrs. Chen and Sokol.

•

Each RSU that was granted to Mr. Chen pursuant to a Restricted Stock Units Award Grant Notice and Agreement, by and between the Company and Mr. Chen, dated as of June 24, 2020, that remains outstanding and subject to one or more unsatisfied vesting conditions as of immediately prior to the Effective Time (the “Unvested CEO RSU”), will remain outstanding and, upon vesting, will settle in a number of Poseidon common shares equal to the number of Common Shares subject to the Unvested CEO RSU immediately prior to the Effective Time.

•

Each unvested RSU (each an “Unvested Executive RSU”) granted to each of Graham Talbot, the Company’s Chief Financial Officer, and Torsten Holst Pedersen, the Company’s Chief Operating Officer, pursuant to Restricted Stock Units Award Grant Notice and Agreements, dated August 5, 2021, by and between, in each case, the executive and the Company, will be treated in accordance with Section 2 of the Merger Agreement; provided that an additional interest component will be paid with any cash amount that becomes payable in respect of such Unvested Executive RSUs.

•

Poseidon acknowledges that the Company has paid or will pay annual bonus payments for performance in 2022 to certain employees of the Company, and has increased the base salary for 2023 and annual bonus opportunity for certain employees.

The foregoing description of the Merger Agreement and the Letter Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete, and is subject to, and qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 6-K filed with the SEC on November 1, 2022 and the Letter Agreement which is filed as Exhibit 2.2 to this Current Report on Form 6-K and incorporated herein by reference.

Resignation of Members of the Board of Directors and Changes to Committees

In connection with the closing and in accordance with the terms of the Merger Agreement, each of Lawrence Chin, John Chi Hung Hsu, Nicholas Pitts-Tucker, Steven Wallace and Katie Wade resigned as members of the Board of Directors of the Company and each of its subsidiaries. The remaining members of the Board of Directors of the Company are David L. Sokol, chair, Bing Chen and Lawrence Simkins. The Board of Directors appointed Messrs. Sokol and Simkins, who are considered independent directors under the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as the members of the Audit Committee. Under the listing standards of the NYSE, as the Company has only preferred shares listed for trading, the Company is not subject to other corporate governance requirements, including the requirement to have a compensation committee or a nominating/corporate governance committee comprised of directors who are independent under the listing standards of the NYSE. Accordingly, the Board of Directors has determined that, following the Effective Time, the entire Board of Directors will serve as members of the Compensation and Governance Committee.

Supplemental Indenture With Respect to Exchangeable Notes

Under the terms of an indenture, dated as of December 21, 2020, by and among the Company, Seaspan, and The Bank of New York Mellon, as trustee (the “Indenture”) with respect to Seaspan’s issued exchangeable notes (the “Exchangeable Notes”), the Merger and the delisting of the Common Shares from the NYSE are considered a “Make-Whole Fundamental Change” (as defined in the Indenture). In connection with the Merger, on March 28, 2023, the Company, Seaspan and the trustee entered into a Supplemental Indenture to the Indenture (the “Supplemental Indenture”) providing that:

•

the holder of each Note (the “Holder”) that was outstanding as of the Effective Time will have the right to exchange each $1,000.00 principal amount of such Note into a number of Units of Reference Property (as defined below) equal to the Exchange Rate (as defined below);

•

the “Exchange Rate” immediately following the Effective Time will be 76.8935 Units of Reference Property for each $1,000 principal amount of Exchangeable Notes (prior to giving effect to any Additional Shares (as defined in the Indenture) on account of a Make-Whole Fundamental Change) and a “Unit of Reference Property” means $15.50 in cash;

•

in connection with the Make-Whole Fundamental Change, a Holder will have the right, at its option, to exchange all or any portion of a Holder’s Exchangeable Notes at any time from or after the Effective Time and ending on May 22, 2023 (such period, the “Make-Whole Exchange Period”); and

•

If a Holder exchanges any Exchangeable Notes during the Make-Whole Exchange Period, the relevant Exchange Rate will be increased to 81.1506 Units of Reference Property per $1,000.00 principal amount of the Exchangeable Notes (the “Make-Whole Exchange Rate”), reflecting Additional Shares on account of a Make-Whole Fundamental Change of 4.2571 Units of Reference Property per $1,000.00 principal amount of the Exchangeable Notes.

Further details, together with formal notice of the Make Whole Fundamental Change (the “Notice”), will be provided to holders of the Exchangeable Notes as promptly as practicable. The Make-Whole Exchange Period may be extended based on the date of the Notice, if required pursuant to the Indenture. The foregoing description of the Indenture and the Supplemental Indenture does not purport to be complete, and is subject to, and qualified in its entirety by reference to the full text of the Indenture and the Supplemental Indenture, which are filed as Exhibit 4.1 and Exhibit 4.2, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

2024 NOK Bonds and 2026 NOK Bonds

As a result of the Merger, a De-Listing Event is expected to occur on or about April 7, 2023, as such term is defined in the respective indentures to the 2026 NOK Bonds and Seaspan’s 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”). Seaspan will notify the holders of the 2024 NOK Bonds and the 2026 NOK Bonds upon the occurrence of such De-Listing Event. Following the De-Listing Event, each holder of the 2024 NOK Bonds and the 2026 NOK Bonds will have a right to require Seaspan purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. A holder may exercise a NOK Put Option no later than May 2, 2023 (being 15 business days after Seaspan’s notice of the De-Listing Event and assuming such notice is given on April 7, 2023) (the “NOK Exercise Period”), with payment to be made on May 9, 2023 (being five business days after the end of the NOK Exercise Period and assuming Seaspan’s notice of De-Listing Event is given on April 7, 2023).

Bylaws

On March 28, 2023, under the terms of the Merger Agreement and upon the merger of Merger Sub with and into the Company, the Amended and Restated Bylaws of the Merger Sub prior to the Merger became the Bylaws of the Company following the Merger. A copy of the Amended and Restated Bylaws of the Company, as in effect following the Merger, is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Press Release

On March 28, 2023, the Company and Poseidon issued a press release announcing the completion of the Merger. A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Quarterly Dividend

On March 13, 2023, the Board of Directors declared the first quarter dividend of $0.125 per share payable to common shareholders of record as of March 20, 2023. The dividend will be paid on March 31, 2023. At the instruction of the Company, the administrator of the Company’s dividend reinvestment plan (the “DRIP”) has determined: (i) not to re-invest the dividend payable with respect to the first quarter of 2023, and (ii) to terminate the DRIP as of March 30, 2023.

EXHIBIT INDEX

Exhibit No.

2.1*	Agreement and Plan of Merger, by and among Atlas Corp., Poseidon Acquisition Corp. and Poseidon Merger Sub, Inc., dated as of October 31, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 6-K filed by Atlas Corp. on November 1, 2022).

2.2	Letter Agreement among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc., dated as of March 26, 2023.

3.1	Amended and Restated Bylaws of Atlas Corp.

4.1	Indenture, dated as of December 21, 2020, by and among Atlas Corp., Seaspan Corporation and The Bank of New Your Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by Atlas Corp. on December 23, 2020).

4.2	Supplemental Indenture, dated March 28, 2023 among Atlas Corp., Seaspan Corporation and The Bank of New York Mellon, as Trustee.

99.1	Press Release issued by Atlas Corp. on March 28, 2023 titled “Atlas and Poseidon Announce Completion of Acquisition by Poseidon Acquisition Corp.”

*	Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: March 28, 2023	By:	/s/ Andrew E. Derksen
Andrew E. Derksen
Corporate Secretary and General Counsel